Exhibit 16.1

March 13, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Amplify Energy Corp.’s Form 8-K/A dated March 13, 2026, and have the following comments:

1.	We agree with the statements made in the second sentence of the first paragraph, the first sentence of the fourth paragraph, as well as the second, third, fifth and sixth paragraph.

2.	We have no basis on which to agree or disagree with the statements made in the first sentence of the first paragraph, the second sentence of the fourth paragraph or the seventh and eighth paragraph.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Houston, Texas